SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO Rule 13d-2(a)

                                (Amendment No. )*

                          METROPOLIS REALTY TRUST, INC.
                          -----------------------------
                                (Name of Issuer)

                     Class A Common Stock, $10.00 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                    591730106
                                    ---------
                                 (CUSIP Number)



                                  Matt Bronfman
                              Jamestown 1290, L.P.
                                    Jamestown
                           Two Paces West, Suite 1600
                              2727 Paces Ferry Road
                             Atlanta, Georgia 30339
                                 (770) 805-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 23, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
--------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 591730106

----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jamestown 1290, L.P.  (IRS Identification No. -- applied for)
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |_|
----------- --------------------------------------------------------------------
3           SEC USE ONLY
----------- --------------------------------------------------------------------
4           SOURCE OF FUNDS*

              BK; OO
----------- --------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

----------- --------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
----------- --------------------------------------------------------------------
  NUMBER OF SHARES        7   SOLE VOTING POWER
 BENEFICIALLY OWNED
       BY                 ------------------------------------------------------
  EACH REPORTING          8   SHARED VOTING POWER
     PERSON
      WITH                    10,300,000 shares of Class A Common Stock, par
                              value $10.00 per share ("Common Stock")
                          -------- ---------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    10,300,000 shares of Common Stock
----------- --------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              |_|
----------- --------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    79% (based on 13,004,946 shares of Common Stock outstanding on May 14, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)


--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      PN
----------- --------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

                                  SCHEDULE 13D
CUSIP No. 591730106

----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            JT 1290 Corp. (IRS Identification No. -- applied for)
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |_|
----------- --------------------------------------------------------------------
3           SEC USE ONLY
----------- --------------------------------------------------------------------
4           SOURCE OF FUNDS*

              BK; OO
----------- --------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Georgia
----------- --------------------------------------------------------------------
   NUMBER OF SHARES       7   SOLE VOTING POWER
  BENEFICIALLY OWNED      ------------------------------------------------------
        BY                8   SHARED VOTING POWER
  EACH REPORTING              10,300,000  shares of Common Stock
      PERSON              ------------------------------------------------------
       WITH               9   SOLE DISPOSITIVE POWER

                          -------- ---------------------------------------------
                          10  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,300,000 shares of Common Stock
--------------------------------------------------------------------------------
12            CHECK  IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
              SHARES* |_|
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    79% (based on 13,004,946 shares of Common Stock outstanding on May 14, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

                                  SCHEDULE 13D
CUSIP No. 591730106

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Christoph A. Kahl
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |_|
----------- --------------------------------------------------------------------
3           SEC USE ONLY
----------- --------------------------------------------------------------------
4           SOURCE OF FUNDS*

              BK; OO
----------- --------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      Germany
----------- --------------------------------------------------------------------
    NUMBER OF SHARES      7   SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                ------------------------------------------------------
  EACH REPORTING          8   SHARED VOTING POWER
     PERSON
       WITH                   10,300,000 shares of Common Stock
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,300,000 shares of Common Stock
----------- --------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              |_|
----------- --------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    79% (based on 13,004,946 shares of Common Stock outstanding on May 14, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)
----------- --------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      IN
----------- --------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

                                  SCHEDULE 13D
CUSIP No. 591730106

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stephen J. Zoukis
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |_|
----------- --------------------------------------------------------------------
3           SEC USE ONLY
----------- --------------------------------------------------------------------
4           SOURCE OF FUNDS*

              BK; OO
----------- --------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
----------- --------------------------------------------------------------------
    NUMBER OF SHARES      7   SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                ------------------------------------------------------
  EACH REPORTING          8   SHARED VOTING POWER
     PERSON
       WITH                   10,300,000 shares of Common Stock
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,300,000 shares of Common Stock
----------- --------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              |_|
----------- --------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    79% (based on 13,004,946 shares of Common Stock outstanding on May 14, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)
----------- --------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      IN
----------- --------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

                                                    Page 11 of 1
ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to shares of the Class A Common Stock, par value $10.00 per share (the "Common Stock"), of Metropolis Realty Trust, Inc., a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at c/o Capital Trust, Inc., 410 Park Avenue 14th Floor, New York, New York 10022 and its telephone number is (212) 655-0220.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (f). This Schedule 13D is being filed by Jamestown 1290, L.P., a Delaware limited partnership (the "Purchaser"), JT 1290 Corp., a Georgia Corporation and general partner of Purchaser ("JT 1290 Corp."), and Christoph A. Kahl and Stephen J. Zoukis, controlling stockholders of JT 1290 Corp. (herein together referred to as the "Reporting Persons").

         The Purchaser is a newly created Delaware limited partnership formed for the purpose of acquiring the real property and office building located at 1290 Avenue of the Americas, New York, New York 10022 (the "Property") from the Issuer. The Purchaser's general partner is JT 1290 Corp. which is indirectly controlled by Christoph A. Kahl and Stephen J. Zoukis. A majority of Purchaser's limited partnership interests are held by Jamestown 1290 Partners, a Georgia general partnership which is also indirectly controlled by Christoph A. Kahl and Stephen J. Zoukis. Purchaser and JT 1290 Corp. do not have any operational history and have not conducted any business other than in connection with the acquisition of the Property and the transactions contemplated in connection therewith. The principal executive offices of the Purchaser and JT 1290 Corp. are located at Two Paces West, Suite 1600, 2727 Paces Ferry Road, Atlanta, Georgia 30339, and the telephone number at this location is (770) 805-1000.

         Christoph A. Kahl is a Director and President of JT 1290 Corp. and a partner of Jamestown, a real estate investment and management company with offices in Atlanta, Georgia and Cologne, Germany ("Jamestown"). Mr. Kahl is a German citizen and his business address is c/o Jamestown US-Immobilien GmbH, Marienburger Str. 17, 50968 Koeln, Germany.

         Stephen J. Zoukis is a Director of Jamestown. Mr. Zoukis is a U.S. citizen and his business address is c/o Jamestown, Two Paces West, Suite 1600, 2727 Paces Ferry Road, Atlanta, Georgia 30339.

         The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Purchaser and JT 1290 Corp. are as set forth in Annex I hereto and incorporated herein by reference.

         During the last five years, none of the Reporting Persons nor, to their knowledge, any person listed on Annex I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of any such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase price for the Property is $745.5 million. The purchase price will be funded in part by a $400 million first mortgage loan from Morgan Stanley Dean Witter Mortgage Capital Inc. to the Purchaser on the terms set forth in the loan commitment letter dated May 1, 2002, a copy of which is filed as an exhibit hereto and incorporated by reference herein. The remaining purchase price will be funded through a private placement syndication of equity interests in the Purchaser's limited partners to investors outside of the United States and, to the extent necessary, a bridge financing to be provided by a syndicate of German banks, in each case, the terms of which are currently being negotiated.

ITEM 4.  PURPOSE OF TRANSACTION

         On May 7, 2002, Purchaser and Issuer entered into an Amended and Restated Purchase Agreement pursuant to which Purchaser agreed to acquire the Property, which constitutes substantially all of Issuer's assets, for $745.5 million (the "Sale"). In connection with the Sale, Issuer has formed Metropolis Realty Holdings LLC ("Holdings"), a Delaware limited liability company and wholly owned subsidiary of Issuer, which has, in turn, formed Metropolis Realty Lower Tier LLC ("Lower Tier"), a Delaware limited liability company and wholly owned subsidiary of Holdings. Prior to consummation of the Sale, Issuer will merge into Lower Tier, with Issuer being the surviving entity (the "Merger"). In connection with the Merger, each share of Common Stock of Issuer will be exchanged for one limited liability company unit of Holdings. Pursuant to Issuer's charter, the Sale and Merger require the affirmative vote of at least 66.67% of the issued and outstanding shares of Common Stock.

         To assure consummation of this Sale and the Merger, Purchaser entered into separate voting agreements (the "Voting Agreements") with the following holders of Issuer's Common Stock: Apollo Real Estate Investment Fund, L.P., Angelo, Gordon & Co., L.P., TCW Asset Management Company, TCW Special Credits, Oaktree Capital Management, LLC, WSB Realty, L.L.C. and NYPROP, L.L.C. (collectively, the "Stockholders"). Pursuant to the Voting Agreements, each Stockholder agreed to vote their shares of Common Stock in favor of the Sale and Merger and against all alternate transactions, and granted Purchaser a proxy relating thereto. The Stockholders collectively hold 10,300,000 shares of Common Stock (approximately 79% of the outstanding shares of Common Stock). The form of Voting Agreement executed by the Stockholders is attached as an exhibit hereto and incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (c). By reason of the Voting Agreements, each of the Reporting Persons is deemed to beneficially own and have shared voting power with respect to 10,300,000 shares of Common Stock representing 79% of the outstanding shares of Common Stock (based on 13,004,946 shares of Common Stock outstanding on May 14, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

         Except as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         (d) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 2, 3, 4 and 7 herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit           Description
-------           -----------

1. Amended and Restated Purchase Agreement dated May 7, 2002 between Jamestown 1290, L.P. and Metropolis Realty Trust, Inc.

2.       Form of Voting Agreement between Jamestown 1290, L.P. and the
         Stockholders.

3. Loan Commitment Letter dated May 1, 2002 between Morgan Stanley Dean Witter Mortgage Capital Inc. and Jamestown 1290, L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2002                            JAMESTOWN 1290, L.P.


                                                By:/s/ Matt Bronfman
                                                   -----------------------------
                                                   Name: Matt Bronfman
                                                   Title:  Vice President

                                                JT 1290 CORP.

                                                By:/s/ Matt Bronfman
                                                   -----------------------------
                                                   Name: Matt Bronfman
                                                   Title:   Vice President

                                                CHRISTOPH A. KAHL

                                                /s/ Christoph A. Kahl
                                                --------------------------------


                                                STEPHEN J. ZOUKIS

                                                /s/ Stephen J. Zoukis
                                                --------------------------------

                                                                         Annex I

     Information Concerning Executive Officers and Directors of JT 1290 Corp

         The following are the names, present principal occupations, position or employment and past material occupations, positions or employment for each director and executive officer of JT 1290 Corp. for at least the past 5 years. The current business address of each person other than Christoph A. Kahl is c/o Jamestown, Two Paces West, Suite 1600, 2727 Paces Ferry Road, Atlanta, Georgia 30339 and the current phone number is (770) 805-1000. The business address for Christoph A. Kahl is c/o Jamestown US-Immobilien GmbH, Marienburger Str. 17, 50968 Koeln, Germany

         Jamestown 1290, L.P. does not currently have any directors or executive officers and its general partner is JT 1290 Corp.

Name                                        Position
----                                        --------
Christoph A. Kahl                           Director

Stephen J. Zoukis                           Director and President

Richard D. Crossley                         Vice President

J. Ben Gainey                               Vice President

Matt M. Bronfman                            Vice President and Secretary

William G. Lipe                             Treasurer


         Mr. Kahl has been a partner of Jamestown, a real estate investment and management company with offices in Atlanta, Georgia and Cologne, Germany since 1983, and a Director of JT 1290 Corp. since its formation in 2002. Mr. Kahl is a citizen of Germany.

         Mr. Zoukis has been a partner of Jamestown since 1993, and a Director and President of JT 1290 Corp. since its formation in 2002. Mr. Zoukis is a U.S. citizen.

         Mr. Crossley has been a Vice President of JT 1290 Corp. since its formation in 2002, and the President of Jamestown Management Corp., a subsidiary of Jamestown which provides property and asset management services, since 1996. Mr. Crossly is a U.S. citizen.

         Mr. Gainey has been a Vice President of JT 1290 Corp. since its formation in 2002, and a Vice President of Jamestown Management Corp. since 1997. Mr. Gainey is a U.S. citizen.

         Mr. Bronfman has been a Vice President and Secretary of JT 1290 Corp. since its formation in 2002 and General Counsel of Jamestown since March 1998. Prior to that time, he was an attorney with the law firm of Holland & Knight LLP (formerly Branch, Pike & Ganz). Mr. Bronfman is a U.S. citizen.

         Mr. Lipe has been the Treasurer of JT 1290 Corp. since its formation in 2002 and the Treasurer of Jamestown and certain of its affiliates since 1998. Mr. Lipe is a U.S. citizen.